Exhibit 99.1

Bilibili Inc. Announces Fourth Quarter and Fiscal Year 2023 Financial Results

SHANGHAI, China, March 7, 2024 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter and Fiscal Year 2023 Highlights:

•	Total net revenues were RMB6.3 billion (US$894.3 million) in the fourth quarter of 2023 and RMB22.5 billion (US$3.2 billion) in 2023, each increased by 3% compared with the same prior year period.

•

Advertising revenues were RMB1.9 billion (US$271.7 million) in the fourth quarter of 2023, and RMB6.4 billion (US$903.1 million) in 2023, representing increases of 28% and 27% year over year, respectively.

•

Value-added services (VAS) revenues were RMB2.9 billion (US$402.4 million) in the fourth quarter of 2023, and RMB9.9 billion (US$1.4 billion) in 2023, representing increases of 22% and 14% year over year, respectively.

•

Gross profit was RMB1.7 billion (US$233.8 million) in the fourth quarter of 2023 and RMB5.4 billion (US$766.5 million) in 2023, representing increases of 33% and 41% year over year, respectively. Gross profit margin reached 26.1% in the fourth quarter of 2023, improving from 20.3% in the same period last year. Gross profit margin reached 24.2% in 2023, improving from 17.6% in 2022.

•	Net loss was RMB1.3 billion (US$182.6 million) in the fourth quarter of 2023 and RMB4.8 billion (US$677.7 million) in 2023, narrowing by 13% and 36% year over year, respectively.

•	Adjusted net loss[1] was RMB555.8 million (US$78.3 million) in the fourth quarter of 2023 and RMB3.4 billion (US$480.9 million) in 2023, narrowing by 58% and 49% year over year, respectively.

•

Operating cash flow was RMB640.4 million (US$90.2 million) in the fourth quarter of 2023 and RMB266.6 million (US$37.6 million) in 2023, compared with negative RMB707.3 million for the same period last year and negative RMB3.9 billion in 2022.

•	Average daily active users (DAUs) were 100.1 million in the fourth quarter of 2023, representing an increase of 8% from the same period of 2022.

“Presented with both challenges and opportunities in 2023, we closed the year with healthy community growth and a vastly improved financial profile,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “We continued to build our large community with DAUs exceeding 100 million in the fourth quarter, while users’ daily time spent remained robust at over 95 minutes on average. Meanwhile, to better serve our content creators and strengthen the overall community ecosystem, we further advanced our commercialization strategy and improved various monetization products. In 2023, over 3 million content creators earned income on Bilibili, up 30% compared with 2022. The commercial progress we made can also be seen in our mounting advertising and value-added services revenues, which grew by 27% and 14% for the full year of 2023, respectively. As we move through 2024, we plan to keep facilitating a virtuous cycle between community and commercialization, and create value for our users, creators and shareholders.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “Throughout 2023, we focused on business operation efficiency, resulting in expanded gross margins and bottom-line improvement. For the fourth quarter, our gross profit increased by 33% year over year and our gross profit margin reached 26.1%, marking our sixth consecutive quarter of margin expansion. We also reduced our operating expenses by 17% year over year during the fourth quarter and 14% for the full year. As a result, our adjusted net loss narrowed by 58% in the fourth quarter and 49% in 2023, both year over year, putting us on track to achieve our profitability goal. Moreover, we are delighted to share that we have achieved positive operating cash flow for the full year of 2023, and we are committed to further improving our financials in 2024.”

Fourth Quarter 2023 Financial Results

Total net revenues. Total net revenues were RMB6.3 billion (US$894.3 million), representing an increase of 3% from the same period of 2022.

Value-added services (VAS). Revenues from VAS were RMB2.9 billion (US$402.4 million), representing an increase of 22% from the same period of 2022, led by an increase in revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB1.9 billion (US$271.7 million), representing an increase of 28% from the same period of 2022, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB1.0 billion (US$141.8 million), representing a 12% year-over-year decrease, and a 2% quarter-over-quarter increase. The year-over-year decrease was mainly attributable to the high base from the release of Space Hunter 3 in the second half of 2022, while revenues from top-performing legacy games, like Azur Lane and FGO, remained relatively stable.

IP derivatives and others (formerly known as E-commerce and others). Revenues from IP derivatives and others were RMB556.0 million (US$78.3 million), representing a decrease of 51% from the same period of 2022, mainly attributable to a decrease in revenues from e-sports copyright sublicensing.

Cost of revenues. Cost of revenues was RMB4.7 billion (US$660.4 million), representing a decrease of 4% from the same period of 2022. The decrease was mainly due to lower content costs, server and bandwidth costs, staff costs and other costs led by effective cost control measures. Revenue-sharing costs, a key component of cost of revenues, were RMB2.8 billion (US$398.9 million), representing an increase of 12% from the same period of 2022.

Gross profit. Gross profit was RMB1.7 billion (US$233.8 million), representing an increase of 33% from the same period of 2022, primarily attributed to the Company’s reduction of costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB3.0 billion (US$417.6 million), representing a decrease of 17% from the same period of 2022.

Sales and marketing expenses. Sales and marketing expenses were RMB1.1 billion (US$158.5 million), representing an 11% year-over-year decrease. The decrease was primarily attributable to reduced promotional spending related to user acquisition in the fourth quarter of 2023.

General and administrative expenses. General and administrative expenses were RMB511.9 million (US$72.1 million), representing a 37% year-over-year decrease. The decrease was primarily attributable to a decrease in headcount of general and administrative personnel in the fourth quarter of 2023.

Research and development expenses. Research and development expenses were RMB1.3 billion (US$186.9 million), representing an 11% year-over-year decrease. The decrease was mainly attributable to a decline in headcount of research and development personnel and fewer expenses associated with the termination of certain game projects in the fourth quarter of 2023.

Loss from operations. Loss from operations was RMB1.3 billion (US$183.8 million), narrowing by 44% from the same period of 2022.

Adjusted loss from operations1. Adjusted loss from operations was RMB635.1 million (US$89.4 million), narrowing by 53% from the same period of 2022.

Total other income/(expenses), net. Total other income was RMB13.1 million (US$1.8 million), compared with total other income of RMB850.6 million in the same period of 2022. The change was primarily attributable to the gains of RMB842.8 million from the repurchase of convertible senior notes in the fourth quarter of 2022.

Income tax expense. Income tax expense was RMB5.1 million (US$0.7 million), compared with RMB20.5 million in the same period of 2022.

Net loss. Net loss was RMB1.3 billion (US$182.6 million), narrowing by 13% from the same period of 2022.

Adjusted net loss1. Adjusted net loss was RMB555.8 million (US$78.3 million), narrowing by 58% from the same period of 2022.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB3.13 (US$0.44) each, compared with RMB3.77 each in the same period of 2022. Adjusted basic and diluted net loss per share were RMB1.34 (US$0.19) each, compared with RMB3.31 each in the same period of 2022.

Net cash provided by operating activities. Net cash provided by operating activities was RMB640.4 million (US$90.2 million), compared with net cash used in operating activities of RMB707.3 million in the same period of 2022.

Fiscal Year 2023 Financial Results

Total net revenues. Total net revenues were RMB22.5 billion (US$3.2 billion), representing an increase of 3% from 2022.

Value-added services (VAS). Revenues from VAS were RMB9.9 billion (US$1.4 billion), representing an increase of 14% from 2022, led by an increase in revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB6.4 billion (US$903.1 million), representing an increase of 27% from 2022, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB4.0 billion (US$566.4 million), representing a decrease of 20% from 2022. The decrease was mainly attributable to fewer new game launches as well as lower revenue contributions from certain games, while revenues from top-performing legacy games, like Azur Lane and FGO, remained relatively stable in 2023.

IP derivatives and others (formerly known as E-commerce and others). Revenues from IP derivatives and others were RMB2.2 billion (US$307.7 million), representing a decrease of 29% from 2022, mainly attributable to a decrease in revenues from e-sports copyright sublicensing and IP derivatives sales.

Cost of revenues. Cost of revenues was RMB17.1 billion (US$2.4 billion), representing a decrease of 5% from 2022. The decrease was mainly due to lower server and bandwidth costs, staff costs, content costs and other costs led by effective cost control measures. Revenue-sharing costs, a key component of cost of revenues, were RMB9.5 billion (US$1.3 billion), representing an increase of 4% from 2022.

Gross profit. Gross profit was RMB5.4 billion (US$766.5 million), representing an increase of 41% from 2022, primarily as a result of the Company’s reduction of costs related to platform operations, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB10.5 billion (US$1.5 billion), representing a decrease of 14% from 2022.

Sales and marketing expenses. Sales and marketing expenses were RMB3.9 billion (US$551.6 million), representing a 20% decrease from 2022. The decrease was primarily attributable to reduced promotional spending related to user acquisition in 2023.

General and administrative expenses. General and administrative expenses were RMB2.1 billion (US$298.9 million), representing a 16% decrease from 2022. The decrease was primarily attributable to a decrease in headcount of general and administrative personnel and allowance for expected credit loss in 2023.

Research and development expenses. Research and development expenses were RMB4.5 billion (US$629.2 million), representing a 6% year-over-year decrease. The decrease was mainly attributable to a decrease in headcount of research and development personnel and fewer expenses associated with the termination of certain game projects in 2023.

Loss from operations. Loss from operations was RMB5.1 billion (US$713.3 million), narrowing by 39% from 2022.

Adjusted loss from operations1. Adjusted loss from operations was RMB3.4 billion (US$476.8 million), narrowing by 46% from 2022.

Total other income/(expenses), net. Total other income was RMB331.2 million (US$46.6 million), compared with RMB954.4 million in the same period of 2022. The change was primarily attributable to gains of RMB292.2 million from the repurchase of convertible senior notes in 2023, compared with gains of RMB1.3 billion in 2022.

Income tax expense. Income tax expense was RMB78.7 million (US$11.1 million), compared with RMB104.1 million in 2022.

Net loss. Net loss was RMB4.8 billion (US$677.7 million), narrowing by 36% from 2022.

Adjusted net loss1. Adjusted net loss was RMB3.4 billion (US$480.9 million), narrowing by 49% from 2022.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB11.67 (US$1.64) each, compared with RMB18.99 each in 2022. Adjusted basic and diluted net loss per share were RMB8.29 (US$1.17) each, compared with RMB16.95 each in 2022.

Net cash provided by operating activities. Net cash provided by operating activities was RMB266.6 million (US$37.6 million), compared with net cash used in operating activities of RMB3.9 billion in 2022.

Cash and cash equivalents, time deposits and short-term investments. As of December 31, 2023, the Company had cash and cash equivalents, time deposits and short-term investments of RMB15.0 billion (US$2.1 billion).

Convertible Senior Notes. As of December 31, 2023, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$861.8 million (RMB6.1 billion).

[1]

Adjusted loss from operations, adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 7, 2024 (8:00 PM Beijing/Hong Kong Time on March 7, 2024). Details for the conference call are as follows:

Event Title: Bilibili 2023 Fourth Quarter and Fiscal Year Earnings Conference Call

Registration Link: https://register.vevent.com/register/BIbf5014f1c88f40899dfa24f4a0731484

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted loss from operations, adjusted net loss, adjusted net loss per share and per ADS, basic and diluted and adjusted net loss attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, quotations from management in this announcement and Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,145,905	991,776	1,006,858	5,021,290	4,021,137
Value-added services (VAS)	2,349,809	2,595,036	2,857,079	8,715,170	9,910,080
Advertising	1,512,356	1,638,232	1,929,164	5,066,212	6,412,040
IP derivatives and others (formerly known as E-commerce and others)	1,134,416	580,037	555,995	3,096,495	2,184,730

Total net revenues	6,142,486	5,805,081	6,349,096	21,899,167	22,527,987
Cost of revenues	(4,892,933)	(4,354,664)	(4,689,114)	(18,049,872)	(17,086,122)
Gross profit	1,249,553	1,450,417	1,659,982	3,849,295	5,441,865
Operating expenses:
Sales and marketing expenses	(1,266,149)	(992,303)	(1,125,464)	(4,920,745)	(3,916,150)
General and administrative expenses	(816,807)	(499,132)	(511,906)	(2,521,134)	(2,122,432)
Research and development expenses	(1,493,799)	(1,066,155)	(1,327,282)	(4,765,360)	(4,467,470)

Total operating expenses	(3,576,755)	(2,557,590)	(2,964,652)	(12,207,239)	(10,506,052)

Loss from operations	(2,327,202)	(1,107,173)	(1,304,670)	(8,357,944)	(5,064,187)
Other income/(expenses):
Investment loss, net (including impairments)	(166,815)	(244,961)	(199,004)	(532,485)	(435,644)
Interest income	108,306	117,722	126,450	281,051	542,472
Interest expense	(63,558)	(30,064)	(29,181)	(250,923)	(164,927)
Exchange gains/(losses)	64,648	(23,871)	4,848	(19,745)	(35,575)
Debt extinguishment gain	842,804	9,771	—	1,318,594	292,213
Others, net	65,242	(40,695)	110,007	157,944	132,640

Total other income/(expenses), net	850,627	(212,098)	13,120	954,436	331,179

Loss before income tax	(1,476,575)	(1,319,271)	(1,291,550)	(7,403,508)	(4,733,008)
Income tax	(20,461)	(17,975)	(5,140)	(104,145)	(78,705)

Net loss	(1,497,036)	(1,337,246)	(1,296,690)	(7,507,653)	(4,811,713)
Net loss/(income) attributable to noncontrolling interests	2,382	(14,198)	206	10,640	(10,608)

Net loss attributable to the Bilibili Inc.’s shareholders	(1,494,654)	(1,351,444)	(1,296,484)	(7,497,013)	(4,822,321)
Net loss per share, basic	(3.77)	(3.26)	(3.13)	(18.99)	(11.67)
Net loss per ADS, basic	(3.77)	(3.26)	(3.13)	(18.99)	(11.67)
Net loss per share, diluted	(3.77)	(3.26)	(3.13)	(18.99)	(11.67)
Net loss per ADS, diluted	(3.77)	(3.26)	(3.13)	(18.99)	(11.67)
Weighted average number of ordinary shares, basic	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271
Weighted average number of ADS, basic	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271
Weighted average number of ordinary shares, diluted	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271
Weighted average number of ADS, diluted	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	14,908	18,808	15,014	69,096	63,724
Sales and marketing expenses	17,815	13,523	13,960	59,041	56,649
General and administrative expenses	136,681	155,511	150,226	554,976	596,950
Research and development expenses	85,391	116,195	87,859	357,570	415,321

Total	254,795	304,037	267,059	1,040,683	1,132,644

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2022	December 31, 2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,172,584	7,191,821
Time deposits	4,767,972	5,194,891
Restricted cash	14,803	50,000
Accounts receivable, net	1,328,584	1,573,900
Prepayments and other current assets	3,545,493	2,063,362
Short-term investments	4,623,452	2,653,065

Total current assets	24,452,888	18,727,039

Non-current assets:
Property and equipment, net	1,227,163	714,734
Production cost, net	1,929,622	2,066,066
Intangible assets, net	4,326,790	3,627,533
Goodwill	2,725,130	2,725,130
Long-term investments, net	5,651,018	4,366,632
Other long-term assets	1,517,959	931,933

Total non-current assets	17,377,682	14,432,028

Total assets	41,830,570	33,159,067

Liabilities
Current liabilities:
Accounts payable	4,291,656	4,333,730
Salary and welfare payables	1,401,526	1,219,355
Taxes payable	316,244	345,250
Short-term loan and current portion of long-term debt	6,621,386	7,455,753
Deferred revenue	2,819,323	2,954,088
Accrued liabilities and other payables	1,643,269	1,795,519

Total current liabilities	17,093,404	18,103,695
Non-current liabilities:
Long-term debt	8,683,150	646
Other long-term liabilities	814,429	650,459

Total non-current liabilities	9,497,579	651,105

Total liabilities	26,590,983	18,754,800

Total Bilibili Inc.’s shareholders’ equity	15,237,828	14,391,900
Noncontrolling interests	1,759	12,367

Total shareholders’ equity	15,239,587	14,404,267

Total liabilities and shareholders’ equity	41,830,570	33,159,067

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	RMB	RMB	RMB	RMB	RMB
Net cash (used in)/ provided by operating activities	(707,255)	277,384	640,396	(3,911,370)	266,622

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	RMB	RMB	RMB	RMB	RMB
Loss from operations	(2,327,202)	(1,107,173)	(1,304,670)	(8,357,944)	(5,064,187)
Add:
Share-based compensation expenses	254,795	304,037	267,059	1,040,683	1,132,644
Amortization expense related to intangible assets acquired through business acquisitions	48,151	47,734	47,734	192,637	191,770
Expenses related to organizational optimization	251,736	—	—	341,386	—
Termination expenses of certain game projects	416,708	—	354,811	525,762	354,811

Adjusted loss from operations	(1,355,812)	(755,402)	(635,066)	(6,257,476)	(3,384,962)

Net loss	(1,497,036)	(1,337,246)	(1,296,690)	(7,507,653)	(4,811,713)
Add:
Share-based compensation expenses	254,795	304,037	267,059	1,040,683	1,132,644
Amortization expense related to intangible assets acquired through business acquisitions	48,151	47,734	47,734	192,637	191,770
Income tax related to intangible assets acquired through business acquisitions	(5,625)	(5,563)	(5,563)	(29,259)	(22,376)
Loss on fair value change in investments in publicly traded companies	59,688	137,358	76,839	52,665	32,964
Gain on repurchase of convertible senior notes	(842,804)	(9,771)	—	(1,318,594)	(292,213)
Expenses related to organizational optimization	251,736	—	—	341,386	—
Termination expenses of certain game projects	416,708	—	354,811	525,762	354,811

Adjusted net loss	(1,314,387)	(863,451)	(555,810)	(6,702,373)	(3,414,113)

Net loss/(income) attributable to noncontrolling interests	2,382	(14,198)	206	10,640	(10,608)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,312,005)	(877,649)	(555,604)	(6,691,733)	(3,424,721)

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2022	December 31, 2023
	RMB	RMB	RMB	RMB	RMB
Adjusted net loss per share, basic	(3.31)	(2.12)	(1.34)	(16.95)	(8.29)
Adjusted net loss per ADS, basic	(3.31)	(2.12)	(1.34)	(16.95)	(8.29)
Adjusted net loss per share, diluted	(3.31)	(2.12)	(1.34)	(16.95)	(8.29)
Adjusted net loss per ADS, diluted	(3.31)	(2.12)	(1.34)	(16.95)	(8.29)
Weighted average number of ordinary shares, basic	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271
Weighted average number of ADS, basic	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271
Weighted average number of ordinary shares, diluted	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271
Weighted average number of ADS, diluted	396,083,505	413,983,020	414,793,013	394,863,584	413,210,271